EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(Dollars in thousands)

	2007		2006
	(Unaudited)
Earnings:
Net Income	$244,536		$267,720
Add:
Provision for income taxes	137,518		127,577
Fixed charges	814,019		723,545
Less:
Capitalized interest	(19,638)		(25,389)

Earnings as adjusted (A)	$1,176,435		$1,093,453

Fixed and preferred stock dividends:
Preferred dividend requirements	$2,711		$2,562
Ratio of income before provision for income taxes to net income	156%		148%

Preferred dividend factor on pretax basis	4,229		3,792

Fixed Charges:
Interest expense	792,828		696,623
Capitalized interest	19,638		25,389
Interest factors of rents	1,553		1,533

Fixed charges as adjusted (B)	814,019		723,545

Fixed charges and preferred stock dividends (C)	$818,248		$727,337

Ratio of earnings to fixed charges (A) divided by (B)	1.45	x	1.51	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.44	x	1.50	x